UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 30 June 2025 (unaudited)

	Half year ended
	30 June	30 June
	2025	2024
	£m	£m
Interest receivable	12,673	12,290
Interest payable	(6,553)	(6,882)
Net interest income	6,120	5,408
Fees and commissions receivable	1,608	1,567
Fees and commissions payable	(368)	(348)
Trading income	575	350
Other operating income	50	157
Non-interest income	1,865	1,726
Total income	7,985	7,134
Staff costs	(2,129)	(2,147)
Premises and equipment	(587)	(579)
Other administrative expenses	(745)	(823)
Depreciation and amortisation	(557)	(508)
Operating expenses	(4,018)	(4,057)
Profit before impairment losses	3,967	3,077
Impairment losses	(382)	(48)
Operating profit before tax	3,585	3,029
Tax charge	(910)	(801)
Profit from continuing operations	2,675	2,228
Profit from discontinued operations, net of tax	-	11
Profit for the period	2,675	2,239

Attributable to:
Ordinary shareholders	2,488	2,099
Paid-in equity holders	186	129
Non-controlling interests	1	11
	2,675	2,239

Earnings per ordinary share - continuing operations	30.9p	24.1p
Earnings per ordinary share - discontinued operations	-	0.1p
Total earnings per share attributable to ordinary shareholders - basic	30.9p	24.2p
Earnings per ordinary share - fully diluted continuing operations	30.5p	23.9p
Earnings per ordinary share - fully diluted discontinued operations	-	0.1p
Total earnings per share attributable to ordinary shareholders - fully diluted	30.5p	24.0p

Condensed consolidated statement of comprehensive income

for the period ended 30 June 2025 (unaudited)

	Half year ended
	30 June	30 June
	2025	2024
	£m	£m
Profit for the period	2,675	2,239
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit schemes	9	(60)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	(1)	(26)
Fair value through other comprehensive income (FVOCI) financial assets	49	(33)
Tax	(2)	44
	55	(75)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	63	41
Cash flow hedges (1)	658	121
Currency translation	(95)	(42)
Tax	(192)	(57)
	434	63
Other comprehensive income/(losses) after tax	489	(12)
Total comprehensive income for the period	3,164	2,227

Attributable to:
Ordinary shareholders	2,977	2,087
Paid-in equity holders	186	129
Non-controlling interests	1	11
	3,164	2,227

(1)     Refer to footnote 2 of the condensed consolidated statement of changes in equity.

Condensed consolidated balance sheet

as at 30 June 2025 (unaudited)

	30 June	31 December
	2025	2024
	£m	£m
Assets
Cash and balances at central banks	90,706	92,994
Trading assets	56,706	48,917
Derivatives	73,010	78,406
Settlement balances	8,214	2,085
Loans to banks - amortised cost	7,378	6,030
Loans to customers - amortised cost	407,135	400,326
Other financial assets	71,792	63,243
Intangible assets	7,513	7,588
Other assets	8,324	8,396
Total assets	730,778	707,985

Liabilities
Bank deposits	38,148	31,452
Customer deposits	436,756	433,490
Settlement balances	9,546	1,729
Trading liabilities	58,845	54,714
Derivatives	65,983	72,082
Other financial liabilities	65,940	61,087
Subordinated liabilities	6,006	6,136
Notes in circulation	3,287	3,316
Other liabilities	4,291	4,601
Total liabilities	688,802	668,607

Equity
Ordinary shareholders' interests	35,929	34,070
Other owners' interests	6,029	5,280
Owners' equity	41,958	39,350
Non-controlling interests	18	28
Total equity	41,976	39,378

Total liabilities and equity	730,778	707,985

Condensed consolidated statement of changes in equity

for the period ended 30 June 2025 (unaudited)

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained	Fair	Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (1)	earnings	value	hedging (2,3)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders
and other equity owners
- continuing operations				2,674					2,674	1	2,675
- discontinued operations				-					-	-	-

Other comprehensive income
Realised losses in period on FVOCI equity shares				(2)	2				-		-
Remeasurement of retirement benefit schemes				9					9		9
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				(1)					(1)		(1)
Unrealised gains					116				116		116
Amounts recognised in equity						102			102		102
Retranslation of net assets							(55)		(55)		(55)
Losses on hedges of net assets							(40)		(40)		(40)
Amount transferred from equity to earnings (3)					(4)	556	-		552		552
Tax				(2)	(19)	(186)	13		(194)		(194)
Total comprehensive income/(losses)				2,678	95	472	(82)	-	3,163	1	3,164

Transactions with owners
Ordinary share dividends paid				(1,250)					(1,250)	-	(1,250)
Paid in equity dividends				(186)					(186)		(186)
Securities issued (4)		749							749		749
Purchase of non-controlling interest				(10)					(10)	(11)	(21)
Shares repurchased during the period	-		-	-					-		-
Employee share schemes				32					32		32
Shares vested under employee share schemes			121						121		121
Share-based remuneration				(11)					(11)		(11)
At 30 June 2025	10,133	6,029	2,471	12,679	(8)	(971)	744	10,881	41,958	18	41,976

For the notes to this table, refer to the following page.

Condensed consolidated statement of changes in equity for the period ended 30 June 2025 (unaudited) continued

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained	Fair	Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (1)	earnings	value	hedging (2,3)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders
and other equity owners
- continuing operations				2,217					2,217	11	2,228
- discontinued operations				11					11	-	11

Other comprehensive income
Realised gains in period on FVOCI equity shares				2	(2)				-		-
Remeasurement of retirement benefit schemes				(60)					(60)		(60)
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				(26)					(26)		(26)
Unrealised gains					1				1		1
Amounts recognised in equity						(559)			(559)		(559)
Retranslation of net assets							(118)		(118)		(118)
Gains on hedges of net assets							79		79		79
Amount transferred from equity to earnings (3)					7	680	(3)		684		684
Tax				32	-	(34)	(11)		(13)		(13)
Total comprehensive income/(losses)				2,176	6	87	(53)	-	2,216	11	2,227

Transactions with owners
Ordinary share dividends paid				(1,008)					(1,008)	-	(1,008)
Paid in equity dividends				(129)					(129)		(129)
Securities issued (4)		800							800		800
Purchase of non-controlling interest				-					-		-
Shares repurchased during the period (5,6)	(411)		411	(1,118)					(1,118)		(1,118)
Employee share schemes				(8)					(8)		(8)
Shares vested under employee share schemes			128						128		128
Share-based remuneration				23					23		23
Own shares acquired			(540)						(540)		(540)
At 30 June 2024	10,433	4,690	2,003	10,581	(43)	(1,812)	788	10,881	37,521	42	37,563

(1)	Other statutory reserves consist of Capital redemption reserves of £3,218 million (2024 - £2,918 million) and Own shares held reserves of £747 million (2024 - £915 million).
(2)
The change in the cash flow hedging reserve is driven by realised accrued interest transferred to the income statement and a decrease in swap rates in the longer tenors in the year, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.

(3)
The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers - amortised cost, balances at central banks, bank deposits and customer deposits.

(4)	The issuance above is after netting of issuance fees of £1.6 million, and the associated tax credit of £0.4 million.
(5)
As part of the Share Buyback Programmes NatWest Group plc repurchased and cancelled 161.9 million shares in 2024. The total consideration of these shares excluding fees was £410.8 million. Included in the retained earnings reserve movement is 2.3 million shares which were repurchased and cancelled in December 2023, settled in January 2024 for a total consideration of £4.9 million. The nominal value of the share cancellations was transferred to the capital redemption reserve. There were no Buyback programmes in 2025.

(6)
In June 2024, there was an agreement to buy 392.4 million ordinary shares of the Company from His Majesty's Treasury (HM Treasury) at 316.2 pence per share for total consideration of £1.2 billion. NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation was transferred to the capital redemption reserve. There were no repurchases in 2025.

Condensed consolidated cash flow statement
for the period ended 30 June 2025 (unaudited)

	Half year ended
	30 June	30 June
	2025	2024
	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations	3,585	3,029
Operating profit before tax from discontinued operations	-	11
Adjustments for non-cash and other items	350	2,284
Net cash flows from trading activities	3,935	5,324
Changes in operating assets and liabilities	2,088	9,625
Net cash flows from operating activities before tax	6,023	14,949
Income taxes paid	(906)	(877)
Net cash flows from operating activities	5,117	14,072
Net cash flows from investing activities	(7,896)	(1,524)
Net cash flows from financing activities	418	(2,350)
Effects of exchange rate changes on cash and cash equivalents	391	(778)
Net (decrease)/increase in cash and cash equivalents	(1,970)	9,420
Cash and cash equivalents at beginning of period	104,845	118,824
Cash and cash equivalents at end of period	102,875	128,244

Notes

1. Presentation of condensed consolidated financial statements
The condensed consolidated financial statements should be read in conjunction with NatWest Group plc's 2024 Annual Report and Accounts. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 Interim Financial Reporting, as adopted by the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority.

2. Net interest income

	Half year ended
	30 June	30 June
	2025	2024
Continuing operations	£m	£m
Balances at central banks and loans to banks - amortised cost	1,769	2,070
Loans to customers - amortised cost	9,412	8,924
Other financial assets	1,492	1,296
Interest receivable	12,673	12,290

Bank deposits	854	695
Customer deposits	3,918	4,151
Other financial liabilities	1,579	1,799
Subordinated liabilities	202	237
Interest payable	6,553	6,882

Net interest income	6,120	5,408

Notes continued

3. Non-interest income

	Half year ended
	30 June	30 June
	2025	2024
Continuing operations	£m	£m
Net fees and commissions (1)	1,240	1,219

Foreign exchange	232	140
Interest rate (2)	281	298
Credit	57	(82)
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	3	(7)
Equities, commodities and other	2	1
Income from trading activities	575	350

Rental income on operating lease assets and investment property	108	116
Changes in fair value of financial assets and liabilities designated at FVTPL (3)	(85)	(43)
Changes in fair value of other financial assets and liabilities designated at FVTPL	22	58
Hedge ineffectiveness	(13)	12
Share of profit of associated entities	14	9
Other income	4	5
Other operating income	50	157

Non-interest income	1,865	1,726

(1)     Refer to Note 5 for further analysis.
(2)     Includes fair value changes on derivatives not designated in a hedge accounting relationship, and gains and losses from structural hedges.
(3)     Includes related derivatives.

Notes continued

4. Operating expenses

	Half year ended
	30 June	30 June
	2025	2024
Continuing operations	£m	£m
Salaries	1,237	1,254
Bonus awards	271	223
Temporary and contract costs	79	80
Social security costs	207	187
Pension costs	173	169
- defined benefit schemes	52	59
- defined contribution schemes	121	110
Other	162	234
Staff costs	2,129	2,147

Premises and equipment	587	579
Depreciation and amortisation (1)	557	508
Other administrative expenses	745	823
Administrative expenses	1,889	1,910
Operating expenses	4,018	4,057

(1)       Includes depreciation on right of use assets of £47 million (30 June 2024 - £53 million).

Notes continued

5. Segmental analysis

The business is organised into the following reportable segments: Retail Banking, Private Banking & Wealth Management, Commercial & Institutional and Central items & other.

Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management.

Analysis of operating profit/(loss) before tax
The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
Half year ended 30 June 2025	£m	£m	£m	£m	£m
Continuing operations
Net interest income	2,922	363	2,955	(120)	6,120
Net fees and commissions	213	159	865	3	1,240
Other non-interest income	(1)	17	469	140	625
Total income	3,134	539	4,289	23	7,985
Depreciation and amortisation	-	-	(71)	(486)	(557)
Other operating expenses	(1,423)	(359)	(2,080)	401	(3,461)
Impairment losses	(226)	(1)	(154)	(1)	(382)
Operating profit/(loss)	1,485	179	1,984	(63)	3,585

Half year ended 30 June 2024
Continuing operations
Net interest income	2,475	285	2,543	105	5,408
Net fees and commissions	211	142	866	-	1,219
Other non-interest income	4	17	391	95	507
Total income	2,690	444	3,800	200	7,134
Depreciation and amortisation	(1)	-	(76)	(431)	(508)
Other operating expenses	(1,469)	(356)	(2,074)	350	(3,549)
Impairment (losses)/releases	(122)	11	57	6	(48)
Operating profit	1,098	99	1,707	125	3,029

Notes continued

5. Segmental analysis continued

Total revenue (1)

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
Half year ended 30 June 2025	£m	£m	£m	£m	£m
Continuing operations
External	4,916	617	6,729	2,644	14,906
Inter-segmental	6	774	(794)	14	-
Total	4,922	1,391	5,935	2,658	14,906

Half year ended 30 June 2024
Continuing operations
External	4,331	614	7,072	2,347	14,364
Inter-segmental	7	715	(936)	214	-
Total	4,338	1,329	6,136	2,561	14,364

(1)       Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

Total assets and liabilities

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
30 June 2025	£m	£m	£m	£m	£m
Assets	238,616	29,077	414,911	48,174	730,778
Liabilities	200,513	41,604	381,220	65,465	688,802

31 December 2024
Assets	232,835	28,593	398,750	47,807	707,985
Liabilities	198,795	42,603	367,342	59,867	668,607

Notes continued

5. Segmental analysis continued

Analysis of net fees and commissions

		Private Banking
	Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total
Half year ended 30 June 2025	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	176	20	355	-	551
- Credit and debit card fees	203	10	133	-	346
- Lending and financing	8	4	370	-	382
- Brokerage	19	5	28	-	52
- Investment management, trustee and fiduciary services	1	126	25	10	162
- Underwriting fees	-	-	88	-	88
- Other	5	2	28	(8)	27
Total	412	167	1,027	2	1,608
Fees and commissions payable	(199)	(8)	(162)	1	(368)
Net fees and commissions	213	159	865	3	1,240

Half year ended 30 June 2024
Continuing operations
Fees and commissions receivable
- Payment services	165	20	335	-	520
- Credit and debit card fees	196	6	130	2	334
- Lending and financing	9	3	372	-	384
- Brokerage	17	4	21	-	42
- Investment management, trustee and fiduciary services	1	113	24	9	147
- Underwriting fees	-	-	93	-	93
- Other	4	6	52	(15)	47
Total	392	152	1,027	(4)	1,567
Fees and commissions payable	(181)	(10)	(161)	4	(348)
Net fees and commissions	211	142	866	-	1,219

Notes continued

6. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 25% (2024 - 25%), as analysed below:

	Half year ended
	30 June	30 June
	2025	2024
Continuing operations	£m	£m
Profit before tax	3,585	3,029

Expected tax charge	(896)	(757)
Losses and temporary differences in period where no deferred tax assets recognised	(4)	(10)
Foreign profits taxed at other rates	21	17
Items not allowed for tax:
- losses on disposals and write-downs	5	(9)
- UK bank levy	(17)	(16)
- regulatory and legal actions	(16)	(3)
- other disallowable items	(14)	(17)
Non-taxable items:
- RPI-related uplift on index-linked gilts	9	18
- other non-taxable items	15	4
Taxable foreign exchange movements	(3)	2
Unrecognised losses bought forward and utilised	18	12
Net increase in the carrying value of deferred tax assets in respect of UK losses	26	-
Banking surcharge	(95)	(81)
Pillar 2 top-up tax	-	(11)
Tax on paid-in equity dividends	40	33
Adjustments in respect of prior years	1	17
Actual tax charge	(910)	(801)

At 30 June 2025, NatWest Group has recognised a deferred tax asset of £1,521 million (31 December 2024 - £1,876 million) and a deferred tax liability of £92 million (31 December 2024 - £99 million). These amounts include deferred tax assets recognised in respect of trading losses of £953 million (31 December 2024 - £1,106 million). NatWest Group has considered the carrying value of these assets as at 30 June 2025 and concluded that they are recoverable.

Notes continued

7. Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

				Amortisedcost	Otherassets
	MFVTPL	DFV	FVOCI			Total
Assets	£m	£m	£m	£m	£m	£m
Cash and balances at central banks				90,706		90,706
Trading assets	56,706					56,706
Derivatives (1)	73,010					73,010
Settlement balances				8,214		8,214
Loans to banks - amortised cost (2)				7,378		7,378
Loans to customers - amortised cost (3)				407,135		407,135
Other financial assets	651	5	43,132	28,004		71,792
Intangible assets					7,513	7,513
Other assets					8,324	8,324
30 June 2025	130,367	5	43,132	541,437	15,837	730,778

Cash and balances at central banks				92,994		92,994
Trading assets	48,917					48,917
Derivatives (1)	78,406					78,406
Settlement balances				2,085		2,085
Loans to banks - amortised cost (2)				6,030		6,030
Loans to customers - amortised cost (3)				400,326		400,326
Other financial assets	798	5	37,843	24,597		63,243
Intangible assets					7,588	7,588
Other assets					8,396	8,396
31 December 2024	128,121	5	37,843	526,032	15,984	707,985

For the notes to this table refer to the following page.

Notes continued

7. Financial instruments - classification continued

	Held-for-trading		Amortisedcost	Otherliabilities
		DFV			Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (4)			38,148		38,148
Customer deposits			436,756		436,756
Settlement balances			9,546		9,546
Trading liabilities	58,845				58,845
Derivatives (1)	65,983				65,983
Other financial liabilities (5)		3,927	62,013		65,940
Subordinated liabilities		234	5,772		6,006
Notes in circulation			3,287		3,287
Other liabilities (6)			626	3,665	4,291
30 June 2025	124,828	4,161	556,148	3,665	688,802

Bank deposits (4)			31,452		31,452
Customer deposits			433,490		433,490
Settlement balances			1,729		1,729
Trading liabilities	54,714				54,714
Derivatives (1)	72,082				72,082
Other financial liabilities (5)		3,548	57,539		61,087
Subordinated liabilities		234	5,902		6,136
Notes in circulation			3,316		3,316
Other liabilities (6)			684	3,917	4,601
31 December 2024	126,796	3,782	534,112	3,917	668,607

(1)     Includes net hedging derivative assets of £317 million (31 December 2024 - £118 million) and net hedging derivative liabilities of £460 million (31 December 2024 - £464 million).
(2)     Includes items in the course of collection from other banks of £787 million (31 December 2024 - £59 million).
(3)     Includes finance lease receivables of £9,056 million (31 December 2024 - £8,998 million).
(4)     Includes items in the course of transmission to other banks of £404 million (31 December 2024 - £136 million).
(5)     The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(6)     Includes lease liabilities of £563 million (31 December 2024 - £630 million), held at amortised cost.

Notes continued
8. Financial instruments - valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Group plc 2024 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2025 are consistent with those described in Note 10 to the financial statements in the NatWest Group plc 2024 Annual Report and Accounts.

Fair value hierarchy

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2025				31 December 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	-	34,936	243	35,179	-	34,761	278	35,039
Securities	16,289	5,238	-	21,527	8,772	5,106	-	13,878
Derivatives
Interest rate	-	34,582	446	35,028	-	37,026	473	37,499
Foreign exchange	-	37,749	149	37,898	-	40,687	110	40,797
Other	-	42	42	84	-	63	47	110
Other financial assets
Loans	-	38	527	565	-	288	565	853
Securities	25,936	17,111	176	43,223	23,943	13,641	209	37,793
Total financial assets held at fair value	42,225	129,696	1,583	173,504	32,715	131,572	1,682	165,969
As a % of total fair value assets	24%	75%	1%		20%	79%	1%

Liabilities
Trading liabilities
Deposits	-	46,379	-	46,379	-	43,966	-	43,966
Debt securities in issue	-	251	-	251	-	257	-	257
Short positions	9,749	2,465	1	12,215	8,766	1,724	1	10,491
Derivatives
Interest rate	-	28,114	203	28,317	-	31,253	279	31,532
Foreign exchange	-	37,420	76	37,496	-	40,240	66	40,306
Other	-	107	63	170	-	124	120	244
Other financial liabilities
Debt securities in issue	-	1,942	3	1,945	-	1,733	3	1,736
Other deposits	-	1,930	52	1,982	-	1,787	25	1,812
Subordinated liabilities	-	234	-	234	-	234	-	234
Total financial liabilities held at fair value	9,749	118,842	398	128,989	8,766	121,318	494	130,578
As a % of total fair value liabilities	8%	92%	0%		7%	93%	0%

(1)
Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)
For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management - Credit risk.

Notes continued

8. Financial instruments - valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within 'Financial instruments - valuation' on page 336 of the NatWest Group plc 2024 Annual Report and Accounts.

	30 June	31 December
	2025	2024
	£m	£m
Funding - FVA	125	123
Credit - CVA	188	190
Bid - Offer	77	76
Product and deal specific	139	157
Total	529	546

−   Valuation reserves comprising credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, decreased to £529 million at 30 June 2025 (31 December 2024 - £546 million).
−   The decrease in product and deal specific was driven by the amortisation of deferred trade inception profits partially offset by new trading activity.

Notes continued

8. Financial instruments - valuation continued
Level 3 sensitivities
The table below shows the favourable and unfavourable range of fair value of the level 3 assets and liabilities.

	30 June 2025			31 December 2024
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	243	-	-	278	-	-
Securities	-	-	-	-	-	-
Derivatives
Interest rate	446	20	(20)	473	20	(20)
Foreign exchange	149	10	(10)	110	-	-
Other	42	-	-	47	-	-
Other financial assets
Loans	527	10	(10)	565	-	(10)
Securities	176	20	(20)	209	20	(30)
Total financial assets held at fair value	1,583	60	(60)	1,682	40	(60)

Liabilities
Trading liabilities
Deposits	-	-	-	-	-	-
Short positions	1	-	-	1	-	-
Derivatives
Interest rate	203	10	(10)	279	10	(10)
Foreign exchange	76	-	-	66	-	-
Other	63	-	-	120	10	(10)
Other financial liabilities
Debt securities in issue	3	-	-	3	-	-
Other deposits	52	10	(20)	25	10	(20)
Total financial liabilities held at fair value	398	20	(30)	494	30	(40)

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Notes continued

8. Financial instruments - valuation continued
Movement in level 3 assets and liabilities
The following table shows the movement in level 3 assets and liabilities.

		Other	Other			Other	Other
	Derivatives	trading	financial	Total	Derivatives	trading	financial	Total
	assets	assets (2)	assets (3)	assets	liabilities	liabilities (2)	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	630	278	774	1,682	465	1	28	494
Amounts recorded in the income statement (1)	(65)	2	(1)	(64)	(94)	-	1	(93)
Amount recorded in the statement of comprehensive income	-	-	11	11	-	-	-	-
Level 3 transfers in	40	-	-	40	7	-	25	32
Level 3 transfers out	(6)	-	(16)	(22)	(11)	-	-	(11)
Purchases/originations	70	89	59	218	47	-	-	47
Settlements/other decreases	(2)	(31)	-	(33)	(34)	-	-	(34)
Sales	(31)	(97)	(125)	(253)	(40)	-	-	(40)
Foreign exchange and other adjustments	1	2	1	4	2	-	1	3
At 30 June 2025	637	243	703	1,583	342	1	55	398

Amounts recorded in the income statement in respect of balances held
at period end - unrealised	57	1	(3)	55	(10)	-	-	(10)

At 1 January 2024	823	223	915	1,961	685	3	3	691
Amounts recorded in the income statement (1)	(70)	2	5	(63)	(28)	-	-	(28)
Amount recorded in the statement of comprehensive income	-	-	(13)	(13)	-	-	-	-
Level 3 transfers in	7	-	-	7	1	-	23	24
Level 3 transfers out	(2)	(14)	(258)	(274)	(2)	(1)	-	(3)
Purchases/originations	82	25	23	130	67	1	-	68
Settlements/other decreases	(38)	(7)	-	(45)	(29)	-	-	(29)
Sales	(40)	-	(2)	(42)	(34)	(1)	-	(35)
Foreign exchange and other adjustments	-	1	(6)	(5)	(2)	-	-	(2)
At 30 June 2024	762	230	664	1,656	658	2	26	686

Amounts recorded in the income statement in respect of balances held
at period end - unrealised	116	-	4	120	123	-	-	123

(1)       There were £31 million net gains on trading assets and liabilities (30 June 2024 - £40 million net losses) recorded in income from trading activities. Net losses on other instruments of £2 million (30 June 2024 - £5 million net losses) were recorded in other operating income and interest income as appropriate.
(2)       Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3)       Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

Notes continued

8. Financial instruments - valuation continued
Fair value of financial instruments measured at amortised cost on the balance sheet
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

						Items where
						fair value
	Carrying		Fair value hierarchy level			approximates
	value	Fair value	Level 1	Level 2	Level 3	carrying value
30 June 2025	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	90.7	90.7	-	-	-	90.7
Settlement balances	8.2	8.2	-	-	-	8.2
Loans to banks	7.4	7.3	-	2.8	0.5	4.0
Loans to customers	407.1	402.0	-	30.6	371.4	-
Other financial assets - securities	28.0	28.0	9.7	11.7	6.6	-

31 December 2024
Financial assets
Cash and balances at central banks	93.0	93.0	-	-	-	93.0
Settlement balances	2.1	2.1	-	-	-	2.1
Loans to banks	6.0	5.9	-	1.8	0.5	3.6
Loans to customers	400.3	396.6	-	34.9	361.7	-
Other financial assets - securities	24.6	24.6	4.3	12.4	7.9	-

30 June 2025
Financial liabilities
Bank deposits	38.1	38.0	-	29.7	3.7	4.6
Customer deposits	436.8	436.7	-	24.2	46.4	366.1
Settlement balances	9.5	9.5	-	-	-	9.5
Other financial liabilities
- debt securities in issue	62.0	62.7	-	54.0	8.7	-
Subordinated liabilities	5.8	5.9	-	5.9	-	-
Notes in circulation	3.3	3.3	-	-	-	3.3

31 December 2024
Financial liabilities
Bank deposits	31.5	31.2	-	23.9	3.0	4.3
Customer deposits	433.5	433.3	-	24.3	46.0	363.0
Settlement balances	1.7	1.7	-	-	-	1.7
Other financial liabilities
- debt securities in issue	57.5	57.6	-	48.9	8.7	-
Subordinated liabilities	5.9	6.0	-	6.0	-	-
Notes in circulation	3.3	3.3	-	-	-	3.3

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:
Short-term financial instruments
For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers
In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value: contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities
Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits
Fair value of deposits is estimated using discounted cash flow valuation techniques.

Notes continued

9. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2025	2024
Assets	£m	£m
Loans
Reverse repos	28,165	27,127
Collateral given	6,335	7,367
Other loans	679	545
Total loans	35,179	35,039
Securities
Central and local government
- UK	3,961	2,077
- US	6,832	3,734
- Other	6,706	3,506
Financial institutions and Corporate	4,028	4,561
Total securities	21,527	13,878
Total	56,706	48,917

Liabilities
Deposits
Repos	33,911	30,562
Collateral received	11,597	12,509
Other deposits	871	895
Total deposits	46,379	43,966
Debt securities in issue	251	257
Short positions
Central and local government
- UK	2,346	2,680
- US	1,946	1,677
- Other	6,825	4,755
Financial institutions and Corporate	1,098	1,379
Total short positions	12,215	10,491
Total	58,845	54,714

Notes continued

10. Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2025	2024
	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	371,875	363,821
Stage 2	40,193	40,474
Stage 3	5,823	5,930
Of which: individual	1,522	1,285
Of which: collective	4,301	4,645
	417,891	410,225
ECL provisions (3)
Stage 1	648	598
Stage 2	741	787
Stage 3	2,261	2,040
Of which: individual	611	451
Of which: collective	1,650	1,589
	3,650	3,425
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.16
Stage 2 (%)	1.84	1.94
Stage 3 (%)	38.83	34.40
	0.87	0.83

	Half year ended
	30 June	30 June
	2025	2024
	£m	£m
Impairment losses
ECL charge/(release) (5)	382	48
Stage 1	(67)	(364)
Stage 2	165	190
Stage 3	284	222
Of which: individual	194	80
Of which: collective	90	142

Amounts written off	192	369
Of which: individual	61	64
Of which: collective	131	305

 (1)       The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £89.5 billion (31 December 2024 - £91.8 billion) and debt securities of £70.8 billion (31 December 2024 - £62.4 billion).
(2)       Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)       Includes £4 million (31 December 2024 - £4 million) related to assets classified as FVOCI and £0.1 billion (31 December 2024 - £0.1 billion) related to off-balance sheet exposures.
(4)       ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)       Includes a £1 million release (June 2024 - £6 million release) related to other financial assets, with no release (June 2024 - £5 million release) related to assets classified as FVOCI and includes a £10 million charge (June 2024 - £4 million release) related to contingent liabilities.

Notes continued

11. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress	other regulatory	Property	and guarantees	Other (1)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2025	420	128	90	55	171	864
Expected credit losses impairment charge	-	-	-	9	-	9
Currency translation and other movements	1	(9)	-	-	-	(8)
Charge to income statement	12	38	13	-	116	179
Release to income statement	(12)	-	(11)	-	(13)	(36)
Provisions utilised	(78)	(37)	(10)	-	(58)	(183)
At 30 June 2025	343	120	82	64	216	825

(1)     Other materially comprises of provisions relating to restructuring costs and Bank of England levy. The charge for the year includes restructuring costs of £62 million and Bank of England levy of £53 million.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

12. Dividends

The 2024 final dividend was approved by shareholders at the Annual General Meeting on 23 April 2025 and the payment made on 29 April 2025 to shareholders on the register at the close of business on 15 March 2025.
NatWest Group plc announces an interim dividend for 2025 of £768 million or 9.5 pence per ordinary share. The interim dividend will be paid on 12 September 2025 to shareholders on the register at close of business on 8 August 2025. The ex-dividend date will be 7 August 2025.

13. Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2025. Although NatWest Group is exposed to credit risk in the event of a customer's failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group's expectation of future losses.

	30 June	31 December
	2025	2024
	£m	£m
Contingent liabilities and commitments
Guarantees	2,801	3,060
Other contingent liabilities	1,362	1,496
Standby facilities, credit lines and other commitments	142,157	135,405
Total	146,320	139,961

Commitments and contingent obligations are subject to NatWest Group's normal credit approval processes.

Notes continued

14. Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows both for Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest

Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 13 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group's litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 422 to 423 of the NatWest Group plc Annual Report and Accounts 2024.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
NatWest Group plc and certain other members of NatWest Group, including NWM Plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as several non-class actions. The defendants in the co-ordinated proceeding have filed a summary judgment motion on the issue of liability, and briefing on that motion concluded in January 2025. The court is currently considering the motion.

The non-class claims filed in the SDNY include claims that the Federal Deposit Insurance Corporation (FDIC) is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants.

In June 2025, NatWest Group companies reached an agreement to settle the FDIC's claims, both those pending in the SDNY and those pending in the High Court of Justice in England and Wales. The settlement amount has been paid and was covered in full by an existing provision.

Notes continued

14. Litigation and regulatory matters continued
In addition to the USD LIBOR cases described above, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal is now the subject of an appeal to the United States Court of Appeals for the Second Circuit (US Court of Appeals).

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs' appeals in those two cases remain pending.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint. In December 2024, the United States Court of Appeals for the Ninth Circuit affirmed the district court's decision. In June 2025, the United States Supreme Court denied the claimants' petition for review.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. In January 2025, Israel's Supreme Court dismissed the appeals in respect of the dismissal of the substantive case against banks that had a presence in Israel.

Subject to any limitation argument, the Supreme Court noted that further legal clarification of the matter could be sought, so there is potential for future LIBOR claims in Israel.

Foreign exchange litigation
NatWest Group plc, NWM Plc and/or NWMSI are defendants in several cases relating to NWM Plc's foreign exchange (FX) business.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as 'other cartel participants', but are not respondents.

In May 2025, NWM Plc executed an agreement to settle the claim in the Federal Court of Australia, subject to court approval of that settlement. The settlement amount is covered in full by an existing provision.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants and was the subject of an application for judicial review.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT's decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024.

The appeal was heard in April 2025 and judgment is awaited.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020.

The applicants sought the court's permission to amend their motions to certify the class actions. NWM Plc filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending. In February 2024, NWM Plc executed an agreement to settle the claim, subject to court approval. The settlement amount is covered in full by an existing provision.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX

Notes continued

14. Litigation and regulatory matters continued

Foreign exchange litigation continued
market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision. The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

In September 2023, a second summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of a new group of parties. The claimant seeks declarations from the district court in Amsterdam concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

In January 2025, a third summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of another new group of parties. The claimant seeks similar declarations from the district court in Amsterdam to those being sought in the above-mentioned claims, along with unspecified damages.

NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. Three swap execution facilities (TeraExchange, Javelin, and trueEx) allege that they would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery is complete though expert discovery is ongoing. In March 2024, NatWest Group companies reached an agreement to settle a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, which was predicated on similar allegations. The settlement amount was previously paid into escrow pending final court approval of the settlement and was covered in full by an existing provision. On 17 July 2025, the SDNY granted final approval of the class action settlement.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards to NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity.

In January 2024, the SDNY issued an order barring the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

In May 2025, the SDNY's decision was affirmed by the US Court of Appeals.

The case in the New Mexico federal court (which was stayed pending the appeal of the SDNY's decision) will now re-commence but as limited by the decision of the US Court of Appeals.

Notes continued

14. Litigation and regulatory matters continued
Odd lot corporate bond trading antitrust litigation
In July 2024, the US Court of Appeals vacated the SDNY's October 2021 dismissal of the class action antitrust complaint alleging that, from August 2006 onwards, various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The appellate court held that the district judge who made the decision should not have been presiding over the case because a member of the judge's family had owned stock in one of the defendants while the motion was pending. The defendants are now seeking dismissal by a different district court judge.

Spoofing litigation
In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc's December 2021 spoofing-related guilty plea (described below under "US investigations relating to fixed-income securities") and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, the defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$300 million (plus pre-judgment interest) that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties.

The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

Offshoring VAT assessments

HMRC, as part of an industry-wide review, issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India for the period from 1 January 2014 until 31 December 2017 inclusive. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020.

HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020.

In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay amounts totalling £153 million (including statutory interest) to HMRC in December 2020 and May 2022. The appeal and the application for judicial review were previously stayed behind a separate case involving another bank.

NatWest Group plc was informed in late 2024 that the other bank had settled its case with HMRC by agreement. NatWest Group plc is currently considering the appropriate next steps for the appeal and the application for judicial review, in the expectation of progressing the appeal before the Tax Tribunal.

The amount of £153 million continues to be recognised as an asset that NatWest Group plc expects to recover. Since 1 January 2018, NatWest Group plc has paid VAT on intra-group supplies from the India-registered NatWest Group companies.

US Anti-Terrorism Act litigation

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are, or were, US military personnel who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court's dismissal of this case. The plaintiffs have now filed a motion in the district court to re-open the case to assert aiding and abetting claims that they previously did not assert, which the defendants are opposing. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to those described above are pending in the same courts.

Notes continued

14. Litigation and regulatory matters continued

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court's jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. 1MDB has appealed that decision and a prior decision by the court not to allow them to discontinue their claim. Both appeals are scheduled to be heard in November 2025.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters (including investigations and customer redress programmes)

NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group's business activities and/or fines.

Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

The DOJ and USAO CT paused the monitorship in May 2025 and, following a review, have determined that a monitorship was no longer necessary as a result of NWM's notable progress in strengthening its compliance programme, certain of NWM's remedial improvements, internal controls, and the status of implementation of Monitor recommendations, and that reporting by NWM to the DOJ and USAO CT on its continued compliance programme progress provided an appropriate degree of oversight.  This agreement is subject to documentation and court approval.  If approved, NWM's obligations under the plea agreement and probation would be extended until December 2026.  Should DOJ, USAO CT, and NWM be unable to agree on the documentation or the court declines to approve the amendment, the parties would need to agree on, and/or revert to the court with an alternative plan, as applicable.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs, findings that NWM Plc violated its probation term, and possible re-sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 422 to 423 of the NatWest Group plc Annual Report and Accounts 2024.

Notes continued

14. Litigation and regulatory matters continued
RBSI Ltd reliance regime and referral to enforcement
In January 2023, the Jersey Financial Services Commission (JFSC) notified RBSI Ltd that it had been referred to its Enforcement Division in relation to RBSI Ltd's operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables RBSI Ltd to rely on regulated third parties for specific due diligence information. In July 2025, the JFSC confirmed the investigation had concluded, having determined it reasonable to take no further action.

Investment advice review
In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group's past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person's review has concluded and, after discussion with the FCA, NatWest Group is undertaking additional review / remediation work.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC
In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC continued
The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters. UBIDAC appealed that decision to the Court of Appeal. In September 2024, the Court of Appeal allowed UBIDAC's appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for its consideration following an oral hearing.

Notification is awaited from FSPO whether it intends to hold oral hearings in the two outstanding cases and/or whether a decision is expected in these cases.

Other customer remediation in Ulster Bank Ireland DAC
UBIDAC identified other legacy issues leading to the establishment of remediation requirements, and progress is ongoing to conclude activities.

Notes continued

15. Related party transactions

UK Government

In May 2025, the UK Government through His Majesty's Treasury (HMT) sold its remaining shareholding in NatWest Group plc. Under UK listing rules the UK Government and UK Government-controlled bodies remained related parties until 12 July 2025, 12 months after the UK Government shareholding in NatWest Group plc fell below 20%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes - principally UK corporation tax and value added tax; national insurance contributions; local authority rates; regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Other related parties

(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b) To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interests are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

(c) NatWest Group recharges the NatWest Group Pension Fund with the cost of pension management services incurred by it.

(d) In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

Full details of NatWest Group's related party transactions for the year ended 31 December 2024 are included in NatWest Group plc's 2024 Annual Report and Accounts.

16. Post balance sheet events
On 2 July 2025 NatWest Group plc gave notice to holders of the $1,150,000,000 8.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes of the upcoming redemption of the Notes on 10 August 2025. The announcement and redemption of the Notes reduces CET1 by c.5bps based on 30 June 2025 RWAs. This arises due to changes in FX rates since the date of issuance of the Notes.

There have been no other significant events between 30 June 2025 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

17. Date of approval
This announcement was approved by the Board of Directors on 24 July 2025.

Independent review report to NatWest Group plc

Conclusion
We have been engaged by NatWest Group plc (the 'Group') to review the condensed consolidated financial statements in the interim results for the six months ended 30 June 2025 which comprises of the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 17 and the Risk and capital management disclosures for those identified as within the scope of our review (together the 'condensed consolidated financial statements'). We have read the other information contained in the interim results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the interim results for the six months ended 30 June 2025 are not prepared, in all material respects, in accordance with International Accounting Standard 34 (IAS 34) Interim Financial Reporting, as adopted by the United Kingdom (UK) and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with UK adopted International Accounting Standards, and International Financial Reporting Standards as issued by the IASB. The condensed consolidated financial statements included in the interim results have been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the UK and as issued by the IASB, and the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority.

Conclusions relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the interim results in accordance with the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority.

In preparing the interim results, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the review of the financial information

In reviewing the interim results, we are responsible for expressing to the Group a conclusion on the condensed consolidated financial statements in the interim results. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the Group in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London, United Kingdom
24 July 2025

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties
Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group.

This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 408 to 426 of the NatWest Group plc 2024 Annual Report and Accounts and pages 283 to 304 of NatWest Group plc's 2024 Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group's business, operations, financial condition or prospects.

Economic and political risk
 −   NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, and geopolitical developments.

 −   Changes in interest rates will continue to affect NatWest Group's business and results.
 −   Fluctuations in currency exchange rates may adversely affect NatWest Group's results and financial condition.

Business change and execution risk
−       The implementation and execution of NatWest Group's strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.
−       Acquisitions, divestments, or other transactions by NatWest Group may not be successful.
−       The transfer of NatWest Group's Western European corporate portfolio involves certain risks.

Financial resilience risk
 −       NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
−       NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption.
−       NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.
−       NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.
−       NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
−       Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group's liquidity and funding position and increase the cost of funding.
−       NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
−       NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
−       NatWest Group's financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.
−       Changes in accounting standards may materially impact NatWest Group's financial results.
−       The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
−       NatWest Group is subject to regulatory oversight in respect of resolution, and NatWest Group could be adversely affected should the BoE in the future deem NatWest Group's preparations to be inadequate.
−       NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.

NatWest Group plc summary risk factors continued

Operational and IT resilience risk

−       Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group's businesses.
−       NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.
−       NatWest Group's operations and strategy are highly dependent on the accuracy and effective use of data.
−       NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
−       NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
−       A failure in NatWest Group's risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
−       NatWest Group's operations are subject to inherent reputational risk.

Legal and regulatory risk

−       NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
−       NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
−       Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Climate and sustainability-related risks

−       NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.
−       NatWest Group's strategy relating to climate change, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.
−       There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.
−       NatWest Group is becoming subject to more extensive, and sophisticated climate and other sustainability-related laws, regulation and oversight and there is an increasing risk of regulatory enforcement, investigation and litigation.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:
 −   the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting', as adopted by the UK and as issued by the International Accounting Standards Board (IASB);
 −   the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
 −   the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray
Chair	Group Chief Executive Officer	Group Chief Financial Officer

24 July 2025

Board of directors

Chair	Executive directors	Non-executive directors
Richard Haythornthwaite	John-Paul Thwaite Katie Murray	Roisin Donnelly Patrick Flynn Geeta Gopalan Yasmin Jetha Stuart Lewis Gillian Whitehead Lena Wilson

Presentation of information

'Parent company' refers to NatWest Group plc and 'NatWest Group', 'Group' or 'we' refers to NatWest Group plc and its subsidiaries. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH Limited') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term NWM N.V. Group refers to NatWest Markets N.V. and its subsidiary and associated undertakings. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term RBSI Ltd refers to The Royal Bank of Scotland International Limited. Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' or 'p' represent pence where the amounts are denominated in pounds sterling ('GBP'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2024 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words, such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'target', 'goal', 'objective', 'may', 'outlook', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document may include forward-looking statements relating, but not limited to: NatWest Group's outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, CET1 ratio, RWA levels, payment of dividends and participation in directed buybacks), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2024 Annual Report and Accounts on Form 20-F, NatWest Group's Interim Management Statement for Q1 and H1 2025 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Additional information

Share information

	30 June 2025	31 March 2025	31 December 2024

Ordinary share price (pence)	511	451	402
Number of ordinary shares in issue (millions)	8,331	8,331	8,331

Financial calendar

2025 third quarter interim management statement	24 October 2025

Contacts

Analyst enquiries:                Claire Kane, Investor Relations                        +44 (0) 20 7672 1758
Media enquiries:                  NatWest Group Press Office                             +44 (0) 7557 316 540

	Management presentation	Fixed income call
Date:	25 July 2025	25 July 2025
Time:	9:00am	1:00pm
Zoom ID:	958 3629 4493	920 6772 7672

Available on natwestgroup.com/results

− Interim Results 2025 and presentation slides.
− A financial supplement containing income statement, balance sheet and segment performance information for the five quarters ended 30 June 2025.
− NatWest Group Pillar 3 at 30 June 2025.

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 110.
The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segment performance on pages 11-15 for components of calculation.
Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity and Ulster Bank RoI.  The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.
These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 74 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 111.
Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.
The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is: loan:deposit ratio - this is calculated as net loans to customers held at amortised cost divided by customer deposits.

NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 112.
NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners' equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is: return on equity - this comprises profit attributable to ordinary shareholders divided by average total equity.

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 11-15 for components of calculation.
Net interest margin is net interest income, as a percentage of average interest earning assets (IEA).
Average IEA are daily average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 11-15 for components of calculation.
Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.
This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 111.
The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segmental return on equity Refer to table 8. Segmental return on equity on page 112.
Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 110.
TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is: net asset value (NAV) per ordinary share - this comprises ordinary shareholders' interests divided by the number of ordinary shares in issue.

Total combined assets and liabilities (CAL) - Private Banking & Wealth Management Refer to table 6. Total combined assets and liabilities (CAL) - Private Banking & Wealth Management on page 111.
CAL refers to customer deposits, net loans to customers (amortised cost) and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.
The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 110.
Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

Non-IFRS financial measures continued

1. Total income excluding notable items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Total income	7,985	7,134	4,005	3,980	3,659
Less notable items:
Commercial & Institutional
Own credit adjustments (OCA)	3	(7)	(3)	6	(2)
Central items & other
Share of associate profits/(losses) for Business Growth Fund	14	11	(1)	15	4
Interest and FX management derivatives not in hedge accounting relationships	6	126	(1)	7	67
	23	130	(5)	28	69
Total income excluding notable items	7,962	7,004	4,010	3,952	3,590

2. Cost:income ratio (excl. litigation and conduct)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	4,018	4,057	2,039	1,979	2,005
Less litigation and conduct costs	(118)	(101)	(74)	(44)	(77)
Other operating expenses	3,900	3,956	1,965	1,935	1,928

Total income	7,985	7,134	4,005	3,980	3,659

Cost:income ratio	50.3%	56.9%	50.9%	49.7%	54.8%
Cost:income ratio (excl. litigation and conduct)	48.8%	55.5%	49.1%	48.6%	52.7%

3. Tangible net asset value (TNAV) per ordinary share

	As at
	30 June	31 March	31 December
	2025	2025	2024
Ordinary shareholders' interests (£m)	35,929	35,562	34,070
Less intangible assets (£m)	(7,513)	(7,537)	(7,588)
Tangible equity (£m)	28,416	28,025	26,482

Ordinary shares in issue (millions) (1)	8,088	8,067	8,043

NAV per ordinary share (pence)	444p	441p	424p
TNAV per ordinary share (pence)	351p	347p	329p

 (1)       The number of ordinary shares in issue excludes own shares held.

Non-IFRS financial measures continued

4. Operating expenses excluding litigation and conduct

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	2,099	2,112	1,044	1,055	1,064
Premises and equipment	587	579	293	294	286
Other administrative expenses	657	757	337	320	343
Depreciation and amortisation	557	508	291	266	235
Total other operating expenses	3,900	3,956	1,965	1,935	1,928

Litigation and conduct costs
Staff expenses	30	35	16	14	21
Other administrative expenses	88	66	58	30	56
Total litigation and conduct costs	118	101	74	44	77

Total operating expenses	4,018	4,057	2,039	1,979	2,005
Total operating expenses excluding litigation and conduct	3,900	3,956	1,965	1,935	1,928

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	30 June	31 March	31 December
	2025	2025	2024
	£m	£m	£m
Loans to customers - amortised cost	407,135	398,806	400,326
Less reverse repos	(30,400)	(30,258)	(34,846)
Loans to customers - amortised cost (excl. reverse repos)	376,735	368,548	365,480
Customer deposits	436,756	434,617	433,490
Less repos	(988)	(1,070)	(1,363)
Customer deposits (excl. repos)	435,768	433,547	432,127
Loan:deposit ratio (%)	93%	92%	92%
Loan:deposit ratio (excl. repos and reverse repos) (%)	86%	85%	85%

6. Total combined assets and liabilities (CAL) - Private Banking & Wealth Management

	As at
	30 June	31 March	31 December
	2025	2025	2024
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.6	18.4	18.2
Customer deposits	41.3	41.2	42.4
Assets under management and administration (AUMA)	51.8	48.5	48.9
Less investment cash included in both customer deposits and AUMA	(1.3)	(1.2)	(1.1)
Total combined assets and liabilities (CAL)	110.4	106.9	108.4

Non-IFRS financial measures continued

7. NatWest Group Return on Tangible Equity

	Half year ended and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	2,488	2,099	1,236	1,252	1,181
Annualised profit attributable to ordinary shareholders	4,976	4,198	4,944	5,008	4,724

Average total equity	40,817	37,535	41,474	40,354	37,659
Adjustment for average other owners' equity and intangible assets	(13,336)	(11,909)	(13,529)	(13,228)	(12,080)
Adjusted total tangible equity	27,481	25,626	27,945	27,126	25,579
Return on equity	12.2%	11.2%	11.9%	12.4%	12.5%
Return on Tangible Equity	18.1%	16.4%	17.7%	18.5%	18.5%

8. Segmental return on equity

	Half year ended 30 June 2025			Half year ended 30 June 2024
		Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	1,485	179	1,984	1,098	99	1,707
Paid-in equity cost allocation (£m)	(49)	(8)	(129)	(34)	(8)	(83)
Adjustment for tax (£m)	(402)	(48)	(464)	(298)	(25)	(406)
Adjusted attributable profit (£m)	1,034	123	1,391	766	66	1,218
Annualised adjusted attributable profit (£m)	2,068	246	2,783	1,532	131	2,436
Average RWAe (£bn)	67.9	11.2	107.5	62.2	11.1	109.0
Equity factor	12.8%	11.1%	13.9%	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.7	1.2	14.9	8.3	1.2	15.0
Return on equity (%)	23.8%	19.8%	18.6%	18.4%	10.5%	16.2%

	Quarter ended 30 June 2025			Quarter ended 31 March 2025			Quarter ended 30 June 2024
		Private Banking			Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	735	102	964	750	77	1,020	609	66	938
Paid-in equity cost allocation (£m)	(26)	(4)	(66)	(23)	(4)	(63)	(18)	(4)	(43)
Adjustment for tax (£m)	(199)	(27)	(225)	(204)	(20)	(239)	(165)	(17)	(224)
Adjusted attributable profit (£m)	510	71	673	523	53	718	426	45	671
Annualised adjusted attributable profit (£m)	2,042	282	2,694	2,092	212	2,872	1,702	179	2,685
Average RWAe (£bn)	68.9	11.3	108.3	66.9	11.1	106.8	62.7	11.1	109.0
Equity factor	12.8%	11.1%	13.9%	12.8%	11.1%	13.9%	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.8	1.3	15.1	8.6	1.2	14.8	8.4	1.2	15.0
Return on equity (%)	23.2%	22.5%	17.9%	24.5%	17.1%	19.3%	20.3%	14.4%	17.8%

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA
AUMA comprises both assets under management (AUM) and assets under administration (AUA) serviced through the Private Banking & Wealth Management segment. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of Private Banking & Wealth Management, Retail Banking and Commercial & Institutional customers. AUA comprise i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA income
AUMA income includes investment income which reflects an ongoing fee as percentage of assets and transactional income related to investment services comprised of one-off fees for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.

AUMA net flows
AUMA net flows represents assets under management (AUM net flows) and assets under administration (AUA net flows). AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking & Wealth Management, Retail Banking and Commercial & Institutional.

Capital generation pre-distributions
Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.

Climate and sustainable funding and financing
The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. During Q1 2025 we exceeded our target to provide £100 billion between 1 July 2021 and the end of 2025. To reflect our progress we have announced a new target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. As part of this we will continue to monitor progress against our aim to provide £10 billion in lending for EPC A and B residential properties between 1 January 2023 and the end of 2025. The climate and sustainable funding and financing framework which underpinned our previous £100 billion target has been retired and replaced with our climate and transition finance framework, available on natwestgroup.com.

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding
Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	25 July 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary